UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission file number: 0-30394

Metalink Ltd.

(Translation of registrant’s name into English)

c/o Fahn Kanne, Hamasger Street 32, Tel Aviv, 6721118, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

Metalink Ltd. (the "Company" or "Metalink") hereby reports that its board of directors has nominated Mr. Danny Magen, a member of the board of directors of Metalink since March 2017 and the controlling shareholder of the Company (through his wholly owned company, Top Alpha Capital S.M. Ltd.) as the Company's Chief Executive Officer and Chief Financial Officer, effective December 28, 2017. Mr. Magen will not be entitled to any compensation for serving in such roles.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: January 3, 2018	By:	/s/ Danny Magen
	Name: Title:	Danny Magen CEO and CFO